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LORUS THERAPEUTICS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

HELD ON NOVEMBER 30, 2010

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Election of Directors	2,848,438	0	14,731	3	225,220	99.49%	0.00%	0.51%
Appointment of Auditors	3,038,199	0	50,193	0	0	98.37%	0.00%	1.63%

TOTAL SHAREHOLDERS VOTED BY PROXY:	78
TOTAL SHARES ISSUED & OUTSTANDING:	9,933,481
TOTAL SHARES VOTED:	3,088,392
TOTAL % OF SHARES VOTED:	31.09%

PAUL ALLEN
SCRUTINEER

SHIRLEY YUEN
SCRUTINEER